Filed by KBW, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: KBW, Inc.

Commission File Number: 001-33138

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

January 30, 2013

Dear Stockholder:

We have previously mailed to you proxy materials in connection with the Special Meeting of Stockholders of KBW, Inc. (“KBW” or the “Company”), scheduled to be held on February 12, 2013. Your vote is important and your participation is requested at this important meeting.

KBW has entered into a merger agreement with Stifel Financial Corp. (“Stifel”), to which SFKBW One, Inc. and SFKBW Two, LLC, each a wholly-owned subsidiary of Stifel, subsequently acceded and became parties to for all purposes set forth therein, providing for the acquisition of KBW by Stifel through the merger of KBW with SFKBW One, Inc., with KBW surviving as a wholly-owned subsidiary of Stifel.  Upon completion of the merger, each share of KBW common stock will be converted into the right to receive a combination of (i) cash consideration of $8.00 ($10.00 less the per share extraordinary dividend amount (as set forth in the merger agreement and summarized in the proxy statement/prospectus previously mailed to you) of $2.00) and (ii) stock consideration of a fraction of a share of Stifel common stock equal to the exchange ratio (as set forth in the merger agreement and summarized in the proxy statement/prospectus).  Immediately following the merger, KBW will merge with and into SFKBW Two, LLC, with SFKBW Two, LLC surviving as a wholly-owned subsidiary of Stifel.

THE LEADING PROXY ADVISORY FIRM RECOMMENDS VOTING
“FOR” MERGER AGREEMENT

The leading independent proxy advisory firm, Institutional Shareholder Services (“ISS”) has published their analysis recommending that stockholders vote FOR the proposal to adopt the Merger Agreement with Stifel Financial Corp. and the other proposals submitted to you.

In its analysis, ISS determined that “[b]ased on the strategic rationale, valuation ranges derived by the company’s financial advisors, and the stock consideration which will enable existing shareholders to benefit from the combined company’s future prospects, on balance, support for this proposal is warranted.”

The KBW board of directors, acting upon the unanimous recommendation of its committee of independent directors, recommends that you vote FOR the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger, FOR the proposal to approve, by non-binding advisory vote, certain compensation arrangements for KBW’s named executive officers in connection with the merger, and FOR the proposal to adjourn the special meeting to solicit additional proxies if there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement.  The approval of holders of a majority of the outstanding shares of KBW common stock is required to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger. Failure to vote your shares of common stock by proxy or in person or an abstention will have the same effect as voting against the proposal to adopt the merger agreement and thereby to approve the transactions contemplated by the merger agreement, including the merger.

According to our latest records, we have not received your voting instructions for this important special meeting.  Your vote is extremely important, no matter how many shares you hold.

On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Thomas B. Michaud
Chief Executive Officer

Additional Information

In connection with the proposed merger, Stifel filed a registration statement on Form S-4 that also constitutes a prospectus and other relevant documents relating to the acquisition of KBW with the Securities and Exchange Commission (“SEC”). The registration statement on Form S-4 includes a proxy statement of KBW, and the final proxy statement/prospectus have been mailed to stockholders of KBW. KBW and Stifel stockholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that is part of the registration statement, because they contain important information about KBW, Stifel and the proposed transaction. Investors and securityholders can obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about KBW and Stifel, without charge, at the SEC’s website (www.sec.gov). Free copies of KBW’s filings also may be obtained by directing a request to KBW’s Investor Relations by phone to (866) 529-2339, in writing to KBW, Inc., Attn: Alan Oshiki, c/o King Worldwide Investor Relations, 48 Wall Street, 32nd Floor, New York, New York 10005, or by email to kbw.inv.relations@kbw.com. Free copies of Stifel’s filings also may be obtained by directing a request to Stifel’s Investor Relations by phone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel’s website (www.stifel.com).

Proxy Solicitation

KBW, Stifel and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of KBW with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.   Information regarding KBW’s directors and executive officers is also available in KBW’s definitive proxy statement for its 2012 Annual Meeting of Stockholders filed with the SEC on April 27, 2012.  Information regarding Stifel’s directors and executive officers is also available in the Company’s definitive proxy statement for its 2012 Annual Meeting of Stockholders filed with the SEC on April 20, 2012.  These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at KBW and Stifel Financial Corp.

3 EASY WAYS TO VOTE

Help your Company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:

1.                Vote by Telephone.  Call the toll-free number (800) 454-8683.  Have your control number listed on the proxy card or voting instruction form ready and follow the simple instructions.

2.                Vote by Internet.  Go to the website www.proxyvote.com.  Have your control number listed on the proxy card or voting instruction form ready and follow the simple instructions.

3.                Vote by Mail.  Mark, sign, date and return your proxy card or voting instruction form in the postage-paid return envelope provided.

PLEASE ACT TODAY TO VOTE YOUR SHARES

If you have any questions, or need additional assistance voting your shares, please contact our proxy solicitor, D.F. King & Co., Inc., at (800) 207-3158.